UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: October 31, 2018

ALZAMEND NEURO, INC.
(Exact name of issuer as specified in its charter)

Delaware	81-1822909
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3802 Spectrum Boulevard, Suite 112C Tampa, Florida 33612
(Full mailing address of principal executive offices)

(844) 722-6333
(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended April 30, 2018, contained in the Company’s Annual Report on Form 1-K, filed with the Securities and Exchange Commission on February 21, 2019.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	Our ability to effectively execute our business plan;
•	Our ability to manage our expansion, growth and operating expenses;
•	Our ability to evaluate and measure our business, prospects and performance metrics;
•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	Our ability to respond and adapt to changes in technology and customer behavior; and
•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Information regarding market and industry statistics contained in this Semiannual Report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. Except as required by U.S. federal securities laws, we have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

Overview

Alzamend NeuroTM is a company focused on the facilitation of bringing technologies to market which help with the treatment, prevention or cure of Alzheimer’s Disease.

1

On May 1, 2016, we obtained a royalty-bearing, exclusive worldwide license from the University of South Florida Research Foundation, Inc. (the “University”), to a mutant-peptide immunotherapy that is designed to be used both as a treatment and vaccine against Alzheimer’s. This mutant-peptide immunotherapy, known as CAO22W, has transitioned from early stage development to an extensive program of preclinical study and evaluation with an anticipated completion date at the end of May 2019. CAO22W will require extensive clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before it can provide us with any revenue. We plan to file an Investigational New Drug Application (“IND”) with the United States Food and Drug Administration (the “FDA”) with respect to CAO22W in the third quarter of 2019 and prepare to conduct a Phase 1 Clinical Trial at Emory University Alzheimer’s Disease Research Center starting in the latter half of 2019. Upon FDA approval of the IND, we plan to work with Dr. Chuanhai Cao, who is associated with the College of Chemistry, a neuroscientist at the University of South Florida Health Byrd Alzheimer’s Institute and the inventor of CAO22W, and Dr. Cao’s medical and biotech research team to launch our Phase 1 Clinical Trial with up to 30 human patients.

Recent Developments

On July 2, 2018, the Company obtained two royalty-bearing, exclusive worldwide licenses from the Licensor, to a therapy known as LiProSalTM to mitigate extreme agitation and forestall other deterioration as displayed by patients with up to moderate AD. LiProSalTM is an ionic cocrystal of lithium for the treatment of Alzheimer’s and possibly other neurodegenerative diseases. Recent evidence suggests that lithium may be efficacious for both the treatment and prevention of AD. Unlike traditional medications, which only address a single therapeutic target, lithium appears to be neuroprotective through several modes of action. For example, it exerts neuroprotective effects, in part, by increasing the brain-derived neurotrophic factor leading to restoration of learning and memory based on the results with some of the animal subjects during the preclinical studies. Another neuroprotective mechanism of lithium is attenuation of the production of inflammatory cytokines like IL-6 and nitric oxide in activated microglia. Alzamend is continuing to work with two of the inventors of this therapeutic, both at the USF Morsani College of Medicine; Jun Tan, PhD, MD, Professor at the College of Medicine Neurosurgery, Endowed Chair, College of Medicine Psychiatry and Behavioral Neurosciences and the Silver Endowed Chair in Developmental Neurobiology, Department of Psychiatry & Behavioral Medicine and Roland D. Shytle, PhD, Associate Professor, Center of Excellence for Aging & Brain Repair. Dr. Tan and Dr. Shytle with Adam J. Smith, PhD., MSBE, Michael Zaworotko, PhD., and Naga Duggirala, PhD., all formerly with the University of South Florida, have designed, synthesized and characterized this ionic cocrystal of lithium, which Alzamend has named LiProSalTM. LiProSalTM has been shown to exhibit improved pharmacokinetics compared to current FDA-approved lithium-based drugs as well as bioactive in many in vitro models of Alzheimer’s disease. LiProSalTM may prove to be a major improvement over current lithium-based treatments and may also represent a means of treating AD.

There are certain license fees and milestone payments required to be paid for the licensing of the LiProSalTM technology, pursuant to the terms of the LiProSalTM License Agreements” with the Licensor and the University. In addition, a royalty payment of 3% is required pursuant to License #18110 while License #1811 requires a royalty payment of 1.5% on net sales of products developed from the licensed technology. For the two LiProSalTM License Agreements, in the aggregate, the Company is required to pay initial license fees of $50,000 no later than July 31, 2018 and $150,000 no later than October 31, 2018, although the Company is in discussions with the University to defer the payment due date of the initial license fees. As an additional licensing fee, the Licensor is entitled to receive that number of shares of the Company’s Common Stock equal to three percent (3%) of the sum of the total number of issued and outstanding shares. Additionally, the Company is required to pay milestone payments to Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$50,000	November 1, 2019	Pre-IND meeting

$65,000	6 months from IND filing date	IND application filing

$190,000	12 months from IND filing date	Upon first dosing of patient in a clinical trial

$500,000	12 months from first patient dosing	Upon Completion of first clinical trial

$1,250,000	12 months from completion of the first Phase II clinical trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	8 years from the Effective Date of the Agreement	Upon FDA Approval

2

On May 29, 2018, the Company implemented a 1-for-4 Reverse Stock Split of its Common Stock. The Reverse Stock Split became effective on December 13, 2018. As a result of the Reverse Stock Split, every four (4) shares of the Company’s pre-Reverse Stock Split Common Stock were combined and reclassified into one share of the Company’s Common Stock. The number of shares of Common Stock subject to outstanding options and warrants were also reduced by a factor of four as of December 13, 2018. All historical share and per-share amounts reflected throughout the financial statements and other financial information in this filing have been adjusted to reflect the Reverse Stock Split. The par value per share of the Company’s Common Stock was not affected by the Reverse Stock Split.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED OCTOBER 31, 2018 AND 2017

The following table summarizes the results of our operations for the six months ended October 31, 2018 and 2017.

ALZAMEND NEURO, INC.

Statements of Operations (Unaudited)

	For the Six Months Ended October 31,
	2018	2017
OPERATING EXPENSES
Research and development	$2,757,776	$10,294
General and administrative	376,232	234,939
Total operating expenses	3,134,008	245,233
Loss from operations	(3,134,008)	(245,233)

OTHER INCOME (EXPENSE), NET
Interest income - related party	83,767	-
Interest expense	-	(24,382)
Interest expense - debt discount	-	(8,290)
Total other income (expense), net	83,767	(32,672)

NET LOSS	$(3,050,241)	$(277,905)

Basic and diluted net loss per common share	$(0.06)	$(0.01)

Basic and diluted weighted average common shares outstanding	50,958,276	32,998,855

Revenue

Alzamend Neuro, Inc. was formed on February 26, 2016 to acquire and commercialize patented intellectual property and know how to prevent, treat and cure the crippling and deadly disease, Alzheimer’s. We currently have only two product candidates, CAO22W and LiProSalTM. These products are in the early stage of development and will require extensive clinical study, review and evaluation, regulatory review and approval, significant marketing efforts and substantial investment before they and any successors could provide us with any revenue. The Company did not generate any revenues during the six months ended October 31, 2018 and 2017, and we do not anticipate that we will generate revenue for the foreseeable future.

3

General and administrative expenses

General and administrative expenses for the six months ending October 31, 2018 and 2017, were $376,232 and $234,939, respectively. As reflected in the table below, general and administrative expenses primarily consisted of the following expense categories: management services, professional fees, and advertising and promotion. The remaining general and administrative expenses of $57,970 and $26,073, respectively, primarily consisted of payments for transfer agent fees, travel, and other office expenses, none of which is significant individually.

	For the Six Months Ended October 31,
	2018	2017
Management Services	$120,000	$120,000
Professional fees	185,560	67,646
Advertising and promotion	12,702	21,220
Other general and administrative expenses	57,970	26,073
Total general and administrative expenses	$376,232	$234,939

Management services

The Company had no full-time employees during the six months ended October 31, 2018 and 2017. The services of the two officers and Executive Chairman of the Company are provided pursuant to the terms of a management services agreement (the “MSA”) entered into with Avalanche International, Corp. (“Avalanche”), a related party, on May 1, 2016. Avalanche provides management, consulting and financial services to the Company. Such services include advice and assistance concerning any and all aspects of operations, planning and financing of Alzamend and conducting relations with accountants, attorney, financial advisors and other professionals. The term of the MSA, as amended, is for the period May 1, 2016 to December 31, 2017 and was extended by written agreement. The Company initially paid $40,000 per month for these services and, beginning February 2017, began paying $20,000 per month. During the six months ended October 31, 2018 and 2017, the Company recognized $120,000 and $120,000, respectively, in management fees. At October 31, 2018 and April 30, 2017, approximately $65,000 and $3,000, respectively, was included within related party payable on the Company’s balance sheet. The MSA was terminated as of December 31, 2018.

Professional fees

The second largest component of our general and administrative expenses is professional fees. During the six months ended October 31, 2018 and 2017, the Company reported professional fees of $185,560 and $67,646, respectively, which are principally comprised of the following items:

Six Months Ended October 31, 2018

•	The Company entered into a five year consulting agreement with Spartan pursuant to which Spartan has agreed to provide consulting services with respect to general corporate matters, including, but not limited to, advice and input with respect to raising capital, potential merger and acquisition transactions, identifying suitable personnel for management, developing corporate structure and finance strategies, assisting the Company with strategic introductions, assisting management with enhancing corporate and shareholder value and introducing the Company to potential investors. In December 2017, since the maximum amount was raised in the prior private placement, the Company paid to Spartan a consulting fee of $1,400,000 for the services to be rendered over the sixty (60) month term of this consulting agreement. During the six months ended October 31, 2018, the Company recorded an expense of $140,000 as a result of this consulting agreement.

•	During the six months ended October 31, 2018, the Company incurred $41,916 in legal fees.

Six Months Ended October 31, 2017

•	During the six months ended October 31, 2017, the Company incurred $38,695 in audit and legal fees attributed to the filing of the Company’s offering statement on Form 1-A (the “Offering Statement”) and legal fees resulting from work on the Company’s various regulatory and financing matters.

4

•	During January 2017, the Company entered into consulting agreements with two consultants. Both consulting agreements had a term of one year and provided for aggregate compensation of $50,000. The consulting services included assistance in evaluating strategic opportunities, business advice and services related to sales, marketing, investor relation and other incidental services on behalf of the Company. During the six months ended October 31, 2017, the Company recorded an expense of $25,204 as a result of these two consulting agreements.

Advertising and promotion

During the six months ended October 31, 2018 and 2017, the Company incurred $12,702 and $21,220, respectively, in advertising and promotion related expenses. The majority of these expenditures were related to direct advertising of the Company’s Offering Statement on Google and Facebook, the development of a social media strategy, costs associated with an inbound call center and the development of videos to convey the Company’s mission.

Research and development expenses

Research and development expenses for the six months ending October 31, 2018 and 2017, were $2,757,776 and $10,294, respectively. As reflected in the table below, research and development expenses primarily consisted of professional fees as well as licenses and fees.

	For the Six Months Ended October 31,
	2018	2017
Licenses and fees	$2,489,600	$3,944
Professional fees	264,439	6,350
Other research and development expenses	3,737	-
Total research and development expenses	$2,757,776	$10,294

Licenses and fees

There are certain initial license fees and milestone payments required to be paid to the University of South Florida and the USF Research Foundation, for the licenses of the Technologies, pursuant to the terms of the License Agreement with Sublicensing Terms (the “License Agreement”) with the Licensor and a direct support organization of the University.

The License Agreement for CAO22W requires, in addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company to pay a license fee of $100,000 on June 25, 2016 and December 31, 2016. As an additional licensing fee, Licensor is entitled to receive that number of shares of the Company’s Common Stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding on May 1, 2016, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. Additionally, the Company is required to pay milestone payments to Licensor for the license of the technology.

During the six months ended October 31, 2018 and 2017, the Company incurred $2,227,923 and $3,944, respectively, in non-cash charges from issuances of Common Stock to the Licensor.

Professional fees

During the six months ended October 31, 2018 and 2017, the Company reported professional fees of $264,439 and $6,350, respectively, which are principally comprised of professional fees incurred by the Company during the year ended April 30, 2018 are attributed to various types of scientific services, including FDA consulting services.

Other income (expense), net

During the six months ended October 31, 2018, the Company reported interest income, related party of $83,767.

5

During the six months ended October 31, 2017, the Company reported other expense of $32,672. Other expense includes interest expense of $24,382 and amortization of original issue discounts on notes payable and notes payable, related parties of $8,290.

At October 31, 2018 and April 30, 2018, the Company had no outstanding borrowings.

Current and deferred income taxes

The Company has made the decision to fully reserve its net deferred tax assets. As a result of this decision, the Company did not record an income tax benefit during the six months ended October 31, 2018 and 2017.

The ultimate realization of deferred tax assets is dependent upon the existence, or generation, of taxable income in the periods when those temporary differences and net operating loss carryovers are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryover years, projected future taxable income, available tax planning strategies, and other factors in making this assessment. Based on available evidence, management believes it is less likely than not that all of the deferred tax assets will be realized. Accordingly, the Company has established a 100% valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. As of October 31, 2018, the Company had cash of $341 and an accumulated deficit of $5,563,378. The Company has incurred recurring losses and reported losses for the six months ended October 31, 2018 totaled $3,050,241. In the past, the Company has financed its operations principally through issuances of promissory notes and equity securities.

The Company expects to continue to incur losses for the foreseeable future and needs to raise additional capital until it is able to generate revenues from operations sufficient to fund its development and commercial operations. Based on our current business plan, we believe that our cash and cash equivalents at October 31, 2018, are not sufficient to meet our anticipated cash requirements during the twelve-month period subsequent to the issuance of the financial statements included in this Semiannual Report on Form 1-SA. Management believes that the Company has access to capital resources through potential public or private issuance of debt or equity securities. However, the Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its product. The Company may also be required to (a) seek collaborators for its product at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to technology or its product that the Company would otherwise seek to deploy or commercialize. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

On April 10, 2018, Avalanche, issued a promissory note to the Company (the “AVLP Note”) to evidence the Company’s loan of up to $995,500 for a period ending on April 30, 2019, subject to the terms and conditions stated in the AVLP Note. The AVLP Note accrues interest at 10% per annum and includes a 10% original issue discount. During the six months ended October 31, 2018, the Company provided loans to Avalanche in the principal amount of $558,000, of which $386,000 was repaid. As of October 31, 2018, the balance of the loan receivable from Avalanche is $570,083.

CONTRACTUAL OBLIGATIONS

On May 1, 2016, the Company entered into the License Agreement with the Licensor pursuant to which the Licensor granted the Company a royalty bearing, exclusive worldwide license, limited to the field of Alzheimer’s Immunotherapy and Diagnostics, under United States Patent No. 8,188,046, entitled “Amyloid Beta Peptides and Methods of Use”, filed April 7, 2009 and granted May 29, 2012.

6

In addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company was required to pay a license fee of $100,000 on June 25, 2016 and December 31, 2016. As an additional licensing fee, the Licensor is entitled to receive that number of shares of the Company’s Common Stock equal to five percent (5%) of the sum of the total number of issued and outstanding shares plus any securities that are convertible into or exercisable or exchangeable for shares of Common Stock, subject to adjustment for additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. Additionally, the Company is required to pay milestone payments on the due dates to Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$50,000	September 30, 2019	Upon IDN application filing

$50,000	12 months from IND application filing date	Upon first dosing of patient in first Phase I Clinical Trial

$175,000	12 months from first patient dosed in Phase I	Upon Completion of first Phase I Clinical Trial

$500,000	24 months from completion of first Phase I Trial	Upon Completion of first Phase II Clinical Trial

$1,000,000	12 months from completion of the first Phase II Clinical Trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	7 years from the effective date of the agreement	Upon FDA BLA Approval

None of these milestones was met as of the date of this Semiannual Report. If we fail to meet a milestone by its specified date, the Licensor may terminate the License Agreement.

Licensor was also granted a preemptive right to acquire such shares or other equity securities that may be issued from time to time by the Company while Licensor remains the owner of any equity securities of the Company. Further, if the Company issues equity securities at a price per share that is less than the price paid by purchasers in a transaction for aggregate consideration of at least $5,000,000 (the “Investment Price”), then the number of shares owned by Licensee shall be increased upon such issuance. The amount of the increase shall be determined by multiplying the number of shares then owned by Licensor by a fraction; the numerator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of additional shares of commons stock, and the denominator of which shall be equal to the sum of (i) the number of shares of Common Stock outstanding immediately prior to the issuance of additional shares of Common Stock plus (ii) the number of shares of Common Stock which the aggregate consideration for the total number of additional shares of Common Stock so issued would purchase at the Investment Price.

There are certain license fees and milestone payments required to be paid for the licensing of the LiProSalTM technology, pursuant to the terms of the Standard Exclusive License Agreements with Sublicensing Terms, both dated July 2, 2018 (the “LiProSalTM License Agreements”) with the Licensor and the University. In addition, a royalty payment of 3% is required pursuant to License #18110 while License #1811 requires a royalty payment of 1.5% on net sales of products developed from the licensed technology. For the two LiProSalTM licenses, in the aggregate, the Company is required to pay initial license fees of $50,000 no later than July 31, 2018 and $150,000 no later than October 31, 2018, although the Company is in discussions with the University to defer the payment due date of the initial license fees. As an additional licensing fee, the Licensor is entitled to receive that number of shares of the Company’s Common Stock equal to three percent (3%) of the sum of the total number of issued and outstanding shares. Additionally, the Company is required to pay milestone payments on the due dates to Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$50,000	November 1, 2019	Pre-IND meeting

$65,000	6 months from IND filing date	IND application filing

$190,000	12 months from IND filing date	Upon first dosing of patient in a clinical trial

$500,000	12 months from first patient dosing	Upon Completion of first clinical trial

$1,250,000	12 months from completion of the first Phase II clinical trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	8 years from the Effective Date of the Agreement	Upon FDA Approval

7

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 2. Other Information

None.

8

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

ALZAMEND NEURO, INC.

F-1

ALZAMEND NEURO, INC.

Balance Sheets

	October 31, 2018	April 30, 2018
	(unaudited)
ASSETS

CURRENT ASSETS

Cash	$341	$545,001
Note receivable, related party, net	570,083	403,333
Prepaid expenses and other current assets	1,366,202	1,467,685
TOTAL CURRENT ASSETS	1,936,626	2,416,019
TOTAL ASSETS	$1,936,626	$2,416,019

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$374,482	$90,088
Related party payable	65,167	6,636
TOTAL CURRENT LIABILITIES	439,649	96,724

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY

Convertible Preferred stock, $0.0001 par value: 10,000,000 shares authorized;
Series A Preferred Stock, $0.0001 stated value per share, 1,360,000 shares designated;
750,000 shares issued and outstanding as of October 30, 2018 and April 30, 2018	75	75
Common stock, $0.0001 par value: 300,000,000 shares authorized;
51,721,119 and 49,493,175 shares issued and outstanding as of October 31, 2018
and April 30, 2018, respectively	5,172	4,949
Additional paid-in capital	7,055,108	4,827,408
Accumulated deficit	(5,563,378)	(2,513,137)
TOTAL STOCKHOLDERS’ EQUITY	1,496,977	2,319,295

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,936,626	$2,416,019

The accompanying notes are an integral part of these financial statements.

F-2

ALZAMEND NEURO, INC.

Statements of Operations

(unaudited)

	For the Six Months Ended October 31,
	2018	2017
OPERATING EXPENSES
Research and development	$2,757,776	$10,294
General and administrative	376,232	234,939
Total operating expenses	3,134,008	245,233
Loss from operations	(3,134,008)	(245,233)

OTHER INCOME (EXPENSE), NET
Interest income - related party	83,767	-
Interest expense	-	(24,382)
Interest expense - debt discount	-	(8,290)
Total other income (expense), net	83,767	(32,672)

NET LOSS	$(3,050,241)	$(277,905)

Basic and diluted net loss per common share	$(0.06)	$(0.01)

Basic and diluted weighted average common shares outstanding	50,958,276	32,998,855

The accompanying notes are an integral part of these financial statements.

F-3

ALZAMEND NEURO, INC.

Statements of Cash Flows

(unaudited)

	For the Six Months Ended October 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(3,050,241)	$(277,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest expense -- debt discount	-	11,107
Accretion of original issue discount on notes receivable – related party	5,250	-
Stock-based compensation for license fees	2,227,923	3,944
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	101,483	(54,291)
Deferred offering costs	-	78
Accounts payable and accrued expenses	284,394	93,741

Net cash used in operating activities	(431,191)	(223,326)

Cash flows from investing activities:
Loans to related party	(558,000)	-
Proceeds from loans to related party	386,000	-

Net cash used in investing activities	(172,000)	-

Cash flows from financing activities:
Proceeds from issuance of common stock	-	889,134
Advances from related party payable	58,531	(44,541)
Proceeds from notes payable, related party	-	138,500
Payments on notes payable	-	(75,000)
Payments on notes payable, related party	-	(383,600)

Net cash provided by financing activities	58,531	524,493

Net (decrease) increase in cash	(544,660)	301,167

Cash at beginning of period	545,001	4,976

Cash at end of period	$341	$306,143

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$-	$19,612

Non-cash financing activities:
Issuance of notes payable from related party in payment of accrued expenses	$-	$29,000
Reclassification of deferred offering costs to additional paid-in capital	$-	$74,922

The accompanying notes are an integral part of these financial statements.

F-4

ALZAMEND NEURO, INC.

Statements of Changes in Stockholders’ Equity

Six Months Ended October 31, 2018

(unaudited)

	Series A Convertible				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

BALANCES, April 30, 2018	750,000	$75	49,493,196	$4,949	$4,827,408	$(2,513,137)	$2,319,295

Issuance of common stock for license fees	-	-	2,227,923	223	2,227,700	-	2,227,923

Net loss	-	-	-	-	-	(3,050,241)	(3,050,241)

BALANCES, October 31, 2018	750,000	$75	51,721,119	$5,172	$7,055,108	$(5,563,378)	$1,496,977

ALZAMEND NEURO, INC.

Statements of Changes in Stockholders’ Equity (Deficit)

Six Months Ended October 31, 2017

(unaudited)

	Series A Convertible				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

BALANCES, April 30, 2017	1,360,000	$136	32,874,342	$3,287	$993,121	$(1,581,474)	$(584,930)

Issuance of common stock	-	-	1,086,366	109	810,568	-	810,677

Issuance of common stock for license fees	-	-	657	-	3,944	-	3,944

Fair value of warrants issued in connection
with promissory note	-	-	-	-	2,235	-	2,235

Net loss	-	-	-	-	-	(277,905)	(277,905)

BALANCES, October 31, 2017	1,360,000	$136	33,961,365	$3,396	$1,809,868	$(1,859,379)	$(45,979)

The accompanying notes are an integral part of these financial statements.

F-5

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS — Unaudited

1. DESCRIPTION OF BUSINESS

Alzamend Neuro, Inc. (the “Company” or “Alzamend”), is a specialty pharmaceutical company that was formed on February 26, 2016 to develop and commercialize patented intellectual property to prevent, treat and cure Alzheimer’s. The first patented solution that Alzamend has licensed to move to commercialization is a mutant-peptide immunotherapy that works both as a treatment and vaccine against Alzheimer’s (the “Technology”).

The Company is devoting substantially all of its efforts towards research and development of its Technology and raising capital. The Company has not generated any product revenue to date. The Company has financed its operations to date primarily through debt financings and through the sale of its Common Stock. The Company expects to continue to incur net losses in the foreseeable future.

2. LIQUIDITY, GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. As of October 31, 2018, the Company had cash of $341 and an accumulated deficit of $5,563,378. The Company has incurred recurring losses for the six months ended October 31, 2018 totaling $3,050,241. In the past, the Company has financed its operations principally through issuances of promissory notes and equity securities.

The Company expects to continue to incur losses for the foreseeable future and needs to raise additional capital until it is able to generate revenues from operations sufficient to fund its development and commercial operations. Based on our current business plan, we believe that our cash and cash equivalents at October 31, 2018, are not sufficient to meet our anticipated cash requirements during the twelve-month period subsequent to the issuance of the financial statements included in this Semiannual Report on Form 1-SA. Management believes that the Company has access to capital resources through potential public or private issuance of debt or equity securities. However, the Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its product. The Company may also be required to (a) seek collaborators for its product at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to technology or its product that the Company would otherwise seek to deploy or commercialize. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. In management’s opinion, the accompanying statements reflect adjustments necessary to present fairly the financial position, results of operations, and cash flows for those periods indicated, and contain adequate disclosure to make the information presented not misleading. Adjustments included herein are of a normal, recurring nature unless otherwise disclosed in the footnotes. The financial statements and notes thereto should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended April 30, 2018 included in the Company’s Annual Report on Form 1-K, as filed with the SEC on February 21, 2018. The accompanying balance sheet at April 30, 2018 has been derived from the audited balance sheet at April 30, 2018 contained in the above referenced Form 1-K. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

F-6

On May 29, 2018, the Company implemented a 1-for-4 Reverse Stock Split of its Common Stock. The Reverse Stock Split became effective on December 13, 2018. As a result of the Reverse Stock Split, every four (4) shares of the Company’s pre-Reverse Stock Split Common Stock were combined and reclassified into one share of the Company’s Common Stock. The number of shares of Common Stock subject to outstanding options and warrants were also reduced by a factor of four as of December 13, 2018. All historical share and per-share amounts reflected throughout the financial statements and other financial information in this filing have been adjusted to reflect the Reverse Stock Split. The par value per share of the Company’s Common Stock was not affected by the Reverse Stock Split.

Accounting Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s critical accounting policies that involve significant judgment and estimates include share-based compensation and valuation of deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. The recorded carrying amounts of the Company’s cash and cash equivalents approximate their fair value. As of October 31, 2018 and April 30, 2018, the Company had no cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments are accounts payable, notes payable and notes payable, related party. The recorded values of accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and notes payable, related party are recorded at their carrying value, net of any unamortized debt discount, which approximates their fair value based on their short-term nature.

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 assumptions: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities including liabilities resulting from imbedded derivatives associated with certain warrants to purchase Common Stock.

Income Taxes

The Company determines its income taxes under the asset and liability method. Under the asset and liability approach, deferred income tax assets and liabilities are calculated and recorded based upon the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to future periods for differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Generally, deferred income taxes are classified as current or non-current in accordance with the classification of the related asset or liability. Those not related to an asset or a liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for significant deferred income tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

F-7

The Company recognizes tax liabilities by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized and also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. To the extent that the final tax outcome of these matters is different than the amount recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. U.S. GAAP also requires management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken uncertain tax positions that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Company has evaluated tax positions taken by the Company and has concluded that as of October 31, 2018, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability that would require disclosure in the financial statements.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist of scientific consulting fees and lab supplies, as well as fees paid to other entities that conduct certain research and development activities on behalf of the Company.

The Company has acquired and may continue to acquire the rights to develop and commercialize new product candidates from third parties. The upfront payments to acquire license, product or rights, as well as any future milestone payments, are immediately recognized as research and development expense provided that there is no alternative future use of the rights in other research and development projects.

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of FASB ASC Topic No. 505-50, Equity Based Payments to Non-Employees. Accordingly, the measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Loss per Common Share

The Company utilizes FASB ASC Topic No. 260, Earnings per Share. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted loss per common share reflects the potential dilution that could occur if convertible preferred stock, options and warrants were to be exercised or converted or otherwise resulted in the issuance of Common Stock that then shared in the earnings of the entity.

F-8

Since the effects of outstanding options, warrants and convertible preferred stock are anti-dilutive in the period presented, shares of Common Stock underlying these instruments have been excluded from the computation of loss per common share.

The following sets forth the number of shares of Common Stock underlying outstanding convertible preferred stock, options and warrants:

	For the Six Months Ended October 31,
	2018	2017
Series A convertible preferred stock	15,000,000	27,200,000
Stock options	7,500,000	7,625,000
Warrants	43,000	37,500
	22,543,000	34,862,500

Reclassifications

Certain prior period amounts have been reclassified for comparative purposes to conform to the current period financial statement presentation. These reclassifications had no effect on previously reported results of operations.

Recent Accounting Standards

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, (“FASB”), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) (“ASU 2016-15”), which seeks to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. For public entities, ASU 2016-15 becomes effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the provisions of ASU 2016-15 and assessing the impact, if any, it may have on its financial position, results of operations, cash flows or financial statement disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718) (“ASU 2016-09”), which seeks to simplify accounting for share-based payment transactions including income tax consequences, classification of awards as either equity or liabilities, and the classification on the statement of cash flows. For public entities, ASU 2016-09 becomes effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The adoption of ASU 2016-09 for the six months ended October 31, 2018 did not have a material impact on the Company’s financial position, or results of operations.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). ASU 2016-01 requires equity investments (excluding equity method investments and investments that are consolidated) to be measured at fair value with changes in fair value recognized in net income. Equity investments that do not have a readily determinable fair value may be measured at cost, adjusted for impairment and observable price changes. The ASU also simplifies the impairment assessment of equity investments, eliminates the disclosure of the assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at cost on the balance sheet and requires the exit price to be used when measuring fair value of financial instruments for disclosure purposes. Under ASU 2016-01, changes in fair value (resulting from instrument-specific credit risk) will be presented separately in other comprehensive income for liabilities measured using the fair value option and financial assets and liabilities will be presented separately by measurement category and type either on the balance sheet or in the financial statement disclosures. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company has not yet determined the effect that ASU 2016-01 will have on its financial position, results of operations, or financial statement disclosures.

F-9

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in ASU 2014-15 are intended to provide guidance on the responsibility of reporting entity management. Specifically, this ASU 2014-15 provides guidance to management related to evaluating whether there is substantial doubt about the reporting entity’s ability to continue as a going concern and about related financial statement note disclosures. Although the presumption that a reporting entity will continue to operate as a going concern is fundamental to the preparation of financial statements, prior to the issuance of ASU 2014-15, there was no guidance in (U.S. GAAP related to the concept. Due to the lack of guidance in U.S. GAAP, practitioners and their clients often faced challenges in determining whether, when, and how a reporting entity should disclose the relevant information in its financial statements. As a result, the FASB issued this guidance to require management evaluation and potential financial statement disclosures. ASU 2014-15 is effective for financial statements with periods ending after December 15, 2016. The Company adopted ASU 2014-15 during the last fiscal year and determined the effect that ASU 2014-15 did not have a material effect on its financial position, results of operations, or financial statement disclosures.

In February 2016, the FASB issued No. 2016-02, Leases (“Topic 842” or “ASU 2016-02”), which supersedes the guidance in former ASC 840, Leases. The FASB issued further updates to this guidance in July 2018 through ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842): Targeted Improvements. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The standard is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted, and is required to be adopted using a modified retrospective approach. The Company plans to adopt this standard on May 1, 2019. ASU 2016-02 is expected to impact the Company’s financial statements as the Company has certain operating lease arrangements for which the Company is the lessee. Management is continuing to evaluate the impact the adoption of ASU 2016-02 will have on the Company’s financial position, results of operations and related disclosures. Management expects that the adoption of this standard will result in the recognition of an asset for the right to use a leased facility on the Company’s balance sheet, as well as the recognition of a liability for the lease payments remaining on the lease. While the balance sheet presentation is expected to change, management still does not expect a material change to the statements of operations or cash flows.

In May 2014, the FASB issued ASU No. 2014–09, Revenue from Contracts with Customers (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. The FASB issued further updates to this guidance through ASU 2016-12 Narrow-Scope Improvements and Practical Expedients, ASU 2016-10 Identifying Performance Obligations and Licensing and ASU 2016-08 Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net). The new standard is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled when products are transferred to customers. This standard was adopted on January 1, 2018 using a full retrospective application. There was no impact to the financial statements upon adoption of ASU 2014-09 as the Company had not recognized any revenue through October 31, 2018.

The Company has considered all other recently issued accounting standards and does not believe the adoption of such standards will have a material impact on its financial statements.

4. NOTE RECEIVABLE, RELATED PARTY, NET

On April 10, 2018, the Company and Avalanche International Corp., a related party (“Avalanche”), entered into a promissory note (the “AVLP Note”) pursuant to which the Company agreed to provide Avalanche a loan of up to $995,500 for a period ending on April 30, 2019, subject to the terms and conditions stated in the AVLP Note. The AVLP Note accrues interest at 10% per annum and includes a 10% original issue discount. During the six months ended October 31, 2018, the Company provided loans to Avalanche in the principal amount of $558,000, of which $386,000 was repaid. As of October 31, 2018, the balance of the loan receivable from Avalanche is $570,083.

In accordance with ASC No. 310, Receivables (“ASC 310”), the Company accounts for its AVLP Note at amortized cost, which represents the amount at which the promissory note was acquired, adjusted for accrued interest and accretion of original issue discount. Interest is accreted using the effective interest method. The Company records interest on an accrual basis and recognizes it as earned in accordance with the contractual terms of the promissory note. The original issue discount of $40,000 is being amortized as interest income through the maturity date. During the six months ended October 31, 2018, the Company recorded $20,000 of interest income for the discount accretion and recorded contractual interest income from the stated interest rate of $38,517

F-10

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as follows:

	October 31, 2018	April 30, 2018
Prepaid assets	$1,306,667	$1,446,667
Interest receivable	42,525	4,008
Other receivables	17,010	17,010
Total prepaid expenses and other current assets	$1,366,202	$1,467,685

6. STOCK-BASED COMPENSATION

On April 30, 2016, the Company’s shareholders approved the Company’s 2016 Stock Incentive Plan (the “Plan”). The Plan provides for the issuance of a maximum of 12,500,000 shares of the Company’s Common Stock to be offered to the Company’s directors, officers, employees, and consultants. Options granted under the Plan have an exercise price equal to or greater than the fair value of the underlying Common Stock at the date of grant and become exercisable based on a vesting schedule determined at the date of grant. The options expire between 5 and 10 years from the date of grant. Restricted stock awards granted under the Plan are subject to a vesting period determined at the date of grant.

During the six months ended October 31, 2018 and 2017, the Company did not grant any equity-based awards from the Plan and did not recognize any stock-based compensation expense from previous grants made pursuant to the Plan. Pursuant to the terms of the License Agreement, during the six months ended April 30, 2018 and 2017, the Company issued 2,227,923 and 657 shares of its Common Stock and recognized $2,227,923 and $3,944, respectively, in license fees.

All options that the Company grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. The Company has valued the options at their date of grant utilizing the Black Scholes option pricing model. As of the issuance of these financial statements, there was not an active public market for the Company’s shares. Accordingly, the fair value of the underlying options was determined based on the historical volatility data of similar companies, considering the industry, products and market capitalization of such other entities. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method. The expected life of the options used was based on the contractual life of the option granted. Stock-based compensation is a non-cash expense because the Company settles these obligations by issuing shares of the Company’s Common Stock from its authorized shares instead of settling such obligations with cash payments.

A summary of stock option activity for the period April 30, 2018 to October 31, 2018, is presented below:

		Outstanding Options
				Weighted
			Weighted	Average
	Shares		Average	Remaining	Aggregate
	Available for	Number of	Exercise	Contractual	Intrinsic
	Grant	Shares	Price	Life (years)	Value

April 30, 2018	5,000,000	7,500,000	$0.0004	8.00	$7,590,713

October 31, 2018	5,000,000	7,500,000	$0.0004	7.50	$7,590,713

F-11

A summary of stock option activity for the period April 30, 2017 to October 31, 2017, is presented below:

		Outstanding Options
				Weighted
			Weighted	Average
	Shares		Average	Remaining	Aggregate
	Available for	Number of	Exercise	Contractual	Intrinsic
	Grant	Shares	Price	Life (years)	Value

April 30, 2017	4,875,000	7,625,000	$0.0004	9.00	$1,296,250

October 31, 2017	4,875,000	7,625,000	$0.0004	8.50	$7,621,950

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the fair value price on the respective date and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options. There have not been any options exercised during the six months ended October 31, 2018.

As of October 31, 2018, there were no unvested stock options and accordingly no unrecognized compensation cost related to unvested stock options.

7. WARRANTS

On October 1, 2017, the Company issued warrants to purchase an aggregate of 5,500 shares of Common Stock at an exercise price equal to $1.20 per share of Common Stock in connection with the issuance of a promissory note in the aggregate principal amount of $44,000 to DPW Holdings, Inc., a related party (“DPW”) (See Note 11).

The following table summarizes information about Common Stock warrants outstanding at October 31, 2018:

Outstanding				Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (years)	Price	Exercisable	Price
$0.004	37,500	0.46	$0.004	37,500	$0.004
$1.20	5,500	1.92	$1.20	5,500	$1.20

$0.004 - $1.20	43,000	0.64	$0.156	43,000	$0.156

8. RELATED PARTY TRANSACTIONS

As of April 30, 2016, the Company had sold 1,000,000 shares of Series A Convertible Preferred Stock to MCKEA Holdings, LLC (“MCKEA”), a related party, of which 750,000 is outstanding at October 31, 2018 (See Note 12).

On May 1, 2016, the Company entered into a Management Services Agreement (“Management Agreement”) with Avalanche International Corp. (“Avalanche”), a related party. The Company’s officers and directors are also officers and directors of Avalanche. Further, MCKEA is the majority member of Philou Ventures, LLC, which is the controlling shareholder of Avalanche. Pursuant to the terms of the Management Services Agreement, Avalanche shall provide management, consulting and financial services to Alzamend. Such services shall include advice and assistance concerning any and all aspects of operations, planning and financing of Alzamend and conducting relations with accountants, attorney, financial advisors and other professionals. The term of the Management Services Agreement, as amended, is for the period May 1, 2016 to December 31, 2017 and may be extended by written agreement. The Company initially paid $40,000 per month for these services and, beginning February 2017, is currently paying $20,000 per month. During the six months ended October 31, 2017 and 2016, the Company recognized $120,000 and $240,000, respectively, in management fees. At October 31, 2017 and April 30, 2016, $204,082 and $180,000, respectively, was included within related party payable on the Company’s balance sheet.

F-12

On June 28, 2017, MCKEA and Spartan Capital Securities, LLC (“Spartan”) entered into a five-year consulting agreement (the “MCKEA Consulting Agreement”). Pursuant to the MCKEA Consulting Agreement, upon the receipt by the Company of no less than $2,500,000 in gross proceeds from the PPM, MCKEA will transfer to Spartan 5,000,000 shares of Alzamend Common Stock. During the term of the MCKEA Consulting Agreement, Spartan will provide consulting services related to general corporate and other matters related to MCKEA’s investment in the Company such as advice on mergers and acquisition transactions, finance strategies, identification of potential management candidates and other strategic introductions.

The amount due at April 30, 2018 and 2017 to MCKEA and the Company’s officers for reimbursement of expenses paid and incurred by these related parties was $6,636 and $58,373, respectively. The amounts are included within related party payable on the Company’s balance sheet.

The amount were no amounts due at April 30, 2018 to related parties from short-term loans. The amount due at April 30, 2017 to related parties from short-term loans, inclusive of unamortized original discount of $3,618, respectively, $253,829. The amounts are included within notes payable, related parties, on the Company’s balance sheet (See Note 11).

On April 10, 2018, the Company and Avalanche International Corp., a related party (“Avalanche”), entered into a promissory note (the “AVLP Note”) pursuant to which the Company agreed to provide Avalanche a loan of up to $995,500 for a period ending on April 30, 2019, subject to the terms and conditions stated in the AVLP Note. The AVLP Note accrues interest at 10% per annum and includes a 10% original issue discount. At April 30, 2018, the Company has provided loans to Avalanche in the principal amount of $800,000, of which $400,000 was repaid, resulting in net loans to Avalanche of $400,000 and an original issue discount of $40,000.

In accordance with ASC No. 310, Receivables (“ASC 310”), the Company accounts for its AVLP Note at amortized cost, which represents the amount at which the promissory note was acquired, adjusted for accrued interest and accretion of original issue discount. Interest is accreted using the effective interest method. The Company records interest on an accrual basis and recognizes it as earned in accordance with the contractual terms of the promissory note. The original issue discount of $40,000 is being amortized as interest income through the maturity date. During the six months ended October 31, 2018, the Company recorded $20,000 of interest income for the discount accretion and recorded contractual interest income from the stated interest rate of $38,517 (See Note 4).

9. NOTES PAYABLE

During January 2017, the Company entered into a promissory note and received net proceeds of $65,000. As consideration for this loan, the Company issued a promissory note in the aggregate principal amount of $75,000, which included an OID and fees of $10,000. The OID was amortized as non-cash interest expense over the term of the debt. During the six months ended October 31, 2017, interest expense of $3,618 was recorded from the debt discount amortization. The promissory note accrued interest at 15% per year and during the six months ended October 31, 2017, the Company recorded $16,838 in interest. This loan was repaid during the six months ended October 31, 2018. During the six months ended October 31, 2017, the outstanding balance on the promissory note was repaid.

10. NOTES PAYABLE, RELATED PARTY

At October 31, 2018, the outstanding balance on short term borrowings from Avalanche, a related party, was $61,067.

F-13

During January 2017, the Company entered a promissory note and received net proceeds of $70,000 from Gary Gottlieb, a related party. As consideration for this loan, the Company issued a promissory note in the aggregate principal amount of $80,000, which included original an issue discount of $10,000. The original issue discount was amortized as non-cash interest expense over the term of the debt. During the six months ended October 31, 2017. interest expense of $6,271 was recorded from the debt discount amortization. This promissory note accrued interest at 15% per year and during the six months ended October 31, 2017, the Company recorded $5,852 in interest. During the six months ended October 31, 2017, the outstanding principal balance on the promissory note was repaid.

On October 1, 2017, the Company entered into a promissory note in the principal amount of $47,520 with DPW Holdings, Inc., a related party (“DPW”). The promissory note included an original issue discount (“OID”) of $3,520 resulting in net proceeds to the Company of $44,000, bears interest at 8% simple interest on the principal amount, and is due on August 16, 2018. Further, the promissory note also included a loan fee of $1,320 resulting in a total amount due of $48,840. As additional consideration, the Company also issued to DPW a warrant to purchase 5,500 shares of common stock at an exercise price of $1.20 per share. The Company recorded debt discount based on the estimated fair value of the 5,500 warrants of $2,235, which was amortized to interest expense over the term of the promissory note using the effective interest method. During the six months ended October 31, 2017, interest expense of $210 was recorded from the debt discount amortization. At October 31, 2017, the outstanding balance on this promissory note, inclusive of unamortized original discount of $5,857, was $42,983. On November 15, 2017, the Company repaid $35,000 of the outstanding balance to DPW.

11. EQUITY TRANSACTIONS

Series A Preferred Stock

The Board of Directors has designated 1,360,000 shares of its Preferred Stock as “Series A Convertible Preferred Stock” (the “Series A Preferred Shares”). The Series A Preferred Shares convey no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose. Holders of Series A Preferred Shares are entitled to 50 non-cumulative votes per share on all matters presented to our stockholders for action. In addition, the affirmative vote of the holders of a majority of the Series A Preferred then outstanding, voting as a separate class, is required for the Company to do any of the following:

•	amend, alter or repeal any of the preferences or rights of the Series A Preferred Shares;
•	authorize any reclassification of the Series A Preferred Shares;
•	increase the authorized number of Series A Preferred Shares; or
•	create any class or series of shares ranking prior to the Series A Preferred Shares as to dividends or liquidation.

The Series A Preferred Shares are not entitled to preemptive rights. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Holders of Series A Preferred Shares shall be entitled to participate in any distribution out of the assets of the Company on an equal basis per share with the holders of the Common Stock.

Holders of Series A Preferred Shares have the right to convert their shares into shares of Common Stock at any time at a conversion rate equal to twenty (20) shares of Common Stock for every one (1) Series A Preferred Share. The conversion rate is not subject to anti-dilution adjustments.

On April 1, 2016, the Company entered into a subscription agreement with MCKEA Holdings, LLC (“MCKEA”). The Company issued and sold to MCKEA 1,000,000 shares of Series A Preferred Shares that are convertible into 20,000,000 shares of Common Stock that carry the voting power of 50,000,000 shares of Common Stock. Kristine L. Ault, the wife of Milton C. Ault III, Chairman of the Company’s Board of Directors, is the managing member of MCKEA. The issuance resulted in aggregate gross proceeds to the Company of $8,000, of which $5,000 was paid directly to a third party for legal services in April 2016 and $3,000 was received during the year ended April 30, 2017. In January 2018, MCKEA converted 250,000 shares of Series A Preferred Stock into 5,000,000 shares of Common Stock.

On May 30, 2016, the Company entered into subscription agreements for the sale of 360,000 shares of Series A Preferred Stock to two investors at $0.008/share for an aggregate purchase price of $2,880. In January 2018, the Series A Preferred Stock was converted into 7,200,000 shares of Common Stock.

F-14

Common Stock

On May 27, 2016, the Company’s Board of Directors approved a Certificate of Amendment to the Company’s Certificate of Incorporation increasing its authorized shares of Common Stock from 150,000,000 to 300,000,000.

During April 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 11,600,000 shares of its Common Stock at $.0004 per share. The issuance resulted in aggregate gross proceeds to the Company of $4,640, of which $1,105 was received in April 2016 and the remainder of $3,535 was received in May 2016.

During May 2016, the Company entered into subscription agreements with multiple investors. The Company issued and sold to these investors 11,675,000 shares of its Common Stock at $.0004 per share. The issuance resulted in aggregate gross proceeds to the Company of $4,670, of which $2,970 has been received. The Company has recorded a receivable at October 31, 2017 and April 30, 2017, for the remaining balance due of $1,700 recorded in subscription receivable on the balance sheet.

On June 23, 2016 and July 6, 2016, the Company entered into subscription agreements with EAV, LLC for the purchase of 500 units at $1,000 for each unit purchased. Each unit consisted of 5,875 shares of Common Stock. In aggregate, EAV purchased a total of 1,000 units, representing 5,875,000 shares of Common Stock for an aggregate of $1,000,000, or approximately $0.1704 per share, pursuant to the terms of a Private Placement Memorandum dated June 3, 2016. Payment for the 1,000 units was received between July 7, 2016 and August 2, 2016. In conjunction with the Private Placement Memorandum, the Company incurred $100,000 in placement fees to Palladium Capital Advisors, LLC, and $39,885 in legal and filing fees, resulting in net proceeds to the Company of $860,115.

On April 5, 2016, the Company entered into a retainer agreement for legal representation in connection with a selling shareholder registration on Form 1-A (the “Offering Circular”) for a Regulation A+ offering (the “Reg A+ Offering”). Pursuant to the terms of the retainer agreement the Company agreed to pay a fee of $75,000 of which an initial payment of $25,000 was due upon execution of the retainer agreement, $25,000 is due prior to the filing of the initial Offering Circular and $25,000 is due upon qualification of the Offering Circular by the Securities and Exchange Commission. The total payments of $75,000 are reflected as deferred offering costs, of which $45,000 has been included in accounts payable. During June 2017, the Company raised $74,926 in the Reg A+ Offering, the total amount of the fee will be offset against the proceeds received by reducing additional paid in capital and the balance of $74 will be recorded as legal expense.

An exclusive license agreement with sublicensing terms was made effective on May 1, 2016, as amended on August 17, 2017, (the “Effective Date”) by and between the Licensor, and a direct support organization of the University and the Company (the “License Agreement”). There are certain license fees and milestone payments required to be paid for the licensing of a mutant-peptide immunotherapy that is designed to be used both as a treatment and vaccine against Alzheimer’s (the “Technology”), pursuant to the terms of the License Agreement with the Licensor and the University. Pursuant to the terms of the License Agreement, the Licensor is entitled to receive that number of shares of the Company’s Common Stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. During the six months ended October 31, 2017, the Company issued 1,972 shares of its Common Stock and recognized $3,944 in license fees and during the year ended April 30, 2017, the Company issued 3,386,842 shares of its Common Stock and recognized $56,962 in license fees pursuant to the License Agreement. The amount of the license fees was based on the fair value of the Company’s Common Stock on the date of issuance. Fair value was determined from recent sales of the Company’s Common Stock to third parties.

There are certain initial license fees and milestone payments required to be paid by us to the Licensor pursuant to the terms of the License Agreement. The License Agreement requires the Company to pay royalty payments of four percent (4%) on net sales of products developed from the licensed technology. The Company has already paid an initial license fee of $200,000. As an additional licensing fee, the Licensor is entitled to receive that number of shares of the Company’s Common Stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding on May 1, 2016, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities.

During the year ended April 30, 2017, the Company issued 337,500 shares of Common Stock to service providers for total stock-based compensation of $57,446. All of the shares of Common Stock were valued based on the fair value of the Company’s Common Stock on the date of issuance. Fair value was determined from recent sales of the Company’s Common Stock to third parties. These issuances included 25,000 shares of Common Stock, valued at $4,255, to a related party.

F-15

In December 2016, the SEC qualified the Company’s Regulation A Offering Statement pursuant to which the Company sought to raise $50,000,000 from the sale of Common Stock at a price of $8.00 per share. The Company sold 9,366 shares of Common Stock and received gross proceeds of $74,926 in the offering, which closed on June 15, 2017.

On October 19, 2017, the Company entered into subscription agreements for the purchase of 107.7 units at $10,000 for each unit purchased. Each unit consisted of 10,000 shares of Common Stock. In aggregate, the 107.7 units represented 1,077,000 shares of Common Stock for an aggregate purchase price of $1,077,000, or $1.00 per share, pursuant to the terms of a Private Placement Memorandum dated August 17, 2017 (the “PPM”). In conjunction with this PPM, the Company incurred $107,700 in placement fees and $57,900 in legal and filing fees, resulting in net proceeds to the Company of $911,400.

Between December 13, 2017 and December 29, 2017, the Company entered into subscription agreements for the purchase of 311.75 units at $10,000 for each unit purchased. Each unit consisted of 10,000 shares of Common Stock. In aggregate, the 311.75 units represented 3,117,500 shares of Common Stock for an aggregate purchase price of $3,117,500, or $1.00 per share, pursuant to the terms of a Private Placement Memorandum dated August 17, 2017 (the “PPM”). In conjunction with this PPM, and inclusive of the sale of 107.7 units that occurred on October 19, 2017, the Company incurred $419,450 in placement fees and $57,900 in legal and filing fees, resulting in net proceeds to the Company of $3,717,150.

On January 8, 2018, the Company received notices of conversion from two investors that had purchased 360,000 shares of Series A Preferred Stock. The Series A Preferred Stock was converted into 7,200,000 shares of Common Stock.

12. SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10, the Company has analyzed its operations subsequent to October 31, 2018 and has determined that it does not have any material subsequent events to disclose in these financial statements.

F-16

Item 4. EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description

2.1	Certificate of Incorporation (Incorporated by reference to Exhibit 2.1 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016)

2.2	Bylaws (Incorporated by reference to Exhibit 2.2 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016)

4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)

6.1	Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., dated May 1, 2016 (Incorporated by reference to Exhibit 6.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)

6.2	Management Services Agreement, as amended, with Avalanche International Corp., dated May 1, 2016 (Incorporated by reference to Exhibit 6.2 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)

6.3	Standard Exclusive License Agreement with Sublicensing Terms Number LIC18110 with the University of South Florida Research Foundation, Inc., dated July 2, 2018 (Incorporated by reference to Exhibit 6.3 of Form 1-K filed with the Securities and Exchange Commission on February 21, 2019)

6.4	Standard Exclusive License Agreement with Sublicensing Terms Number LIC18111 with the University of South Florida Research Foundation, Inc., dated July 2, 2018 (Incorporated by reference to Exhibit 6.4 of Form 1-K filed with the Securities and Exchange Commission on February 21, 2019)

8.1	Escrow Agreement, dated May 24, 2016 (Incorporated by reference to Exhibit 8.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alzamend Neuro, Inc.

Date: March 1, 2019	By:	/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2019	By:	/s/ Kenneth S. Cragun
Kenneth S. Cragun
Chief Financial Officer (Principal Financial Officer, (Principal Accounting Officer).